UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On April 12, 2012, Rosetta Genomics Ltd. (“Rosetta”) entered into a Placement Agency Agreement (the “PA Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which Aegis agreed to use its reasonable best efforts to arrange for the sale of up to 8,100,000 of Rosetta’s ordinary shares. Also, on April 12, 2012, Rosetta entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which Rosetta agreed to sell an aggregate of 8,100,000 ordinary shares (the “Shares”) at a price of $0.17 per Share to various investors in a registered direct offering (the “Offering”). The Offering is expected to close on or about April 17, 2012, subject to the satisfaction of customary closing conditions.

The Shares will be issued pursuant to a prospectus supplement dated as of April 12, 2012, which was filed with the Securities and Exchange Commission (“SEC”) in connection with a takedown from Rosetta’s shelf registration statement on Form F-3 (File No. 333-163063), which became effective on November 24, 2009, and the base prospectus dated as of November 24, 2009 contained in such registration statement.  A copy of the opinion of Raved Magriso Benkel & Co. relating to the legality of the issuance and sale of the Shares is attached as Exhibit 5.1 hereto.

For its services as placement agent in the Offering, Aegis will receive cash compensation in the amount of approximately $96,390 and a Purchase Option Agreement (the “Option Agreement”) to purchase 202,500 ordinary shares at an exercise price of $0.2125 per share. The Option Agreement expires on April 12, 2017.

Copies of the PA Agreement, the form of Option Agreement and the form of Purchase Agreement are filed as exhibits 10.1, 4.1 and 10.2 respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.  The PA Agreement and the Purchase Agreement contain representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.  The provisions of such agreements, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Rosetta’s filings with the SEC.

The net proceeds to Rosetta from the Offering, after deducting placement agents fees and expenses and Rosetta’s estimated Offering expenses are expected to be approximately $1.15 million.

A copy of the press release, dated April 12, 2012, announcing the pricing of the Offering is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC.  All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibits

Exhibit Number	Description of Exhibit

4.1	Form of Purchase Option Agreement to be issued by Rosetta Genomics Ltd. to Aegis Capital Corp.

5.1	Opinion of Raved Magriso Benkel & Co.

10.1	Placement Agency Agreement dated as of April 12, 2012 between Rosetta Genomics Ltd. and Aegis Capital Corp.

10.2	Form of Securities Purchase Agreement, dated April 12, 2012, by and between Rosetta Genomics Ltd. and the investors in the Offering.

23.1	Consent of Raved Magriso Benkel & Co. (included in Exhibit 5.1)

99.1	Press release dated April 12, 2012 announcing the pricing of the Offering.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 13, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin
President and Chief Executive Officer